UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously reported, on April 26, 2024, SIMPPLE LTD. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from March 14, 2024 to April 25, 2024, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2)(the “Rule”), to maintain a minimum bid price of $1 per share. The Company was provided 180 calendar days, or until October 23, 2024, to regain compliance.

On October 24, 2024, the Company received written notice from the Listing Qualifications Staff of Nasdaq notifying the Company that, the Company has not regained compliance with the Rule and was not eligible for a second 180 day period.

The Company intends to request a hearing before the Panel. Such a request will stay any delisting action in connection with the notice and allow the continued listing of the Company’s Ordinary Shares on The Nasdaq Capital Market until the Panel renders a decision and any extension the panel grants. At the hearing, the Company intends to present a plan to regain compliance with the Rule and request that the Panel allow the Company additional time within which to regain compliance. While the Company believes that it will be able to present a viable plan to regain compliance, there can be no assurance that the Panel will grant the Company’s request for continued listing on The Nasdaq Capital Market, or that the Company’s plans to exercise diligent efforts to maintain the listing of its common stock on Nasdaq will be successful.

On October 25, 2024, the Company issued a press release discussing the receipt of the written notice from the Nasdaq Listing Qualifications Staff, which is filed as exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit Number	Description

99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: October 25, 2024	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

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